Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc.

Commission File No.: 333-118151

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas and the proposed date of the stockholders meetings are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Modem Media will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission (“SEC”) reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003, Digitas’ and Modem Media’s joint proxy statement/prospectus on Form S-4 filed with the Securities and Exchange Commission on August 12, 2004 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

On August 12, 2004, Digitas and Modem Media filed a registration statement on Form S-4 containing a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the Form S-4 ,the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on August 12, 2004. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on August 12, 2004. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.

Modem Media, Inc.

Roth Capital Partners New York Conference

September 13, 2004

Key Considerations

Long-standing relationships with blue-chip clients

Track record of innovation and results

Powerful industry dynamics

Multiple avenues for growth

Solid profitability

Blue-Chip Clients

Long Standing Client Relationships

Client Years Number of Units

9 4

8 8

7 5

7 1

6 4

5 1

4 3

3 5

2 1

Modem Media Service Architecture

Comprehensive Interactive Marketing Services

Planning

25% of revenues

Web Sites

35% – 40% of revenues

Programs

35% – 40% of revenues

Ability to deliver creative concepts and quantifiable execution

Modem Media Service Architecture

Planning

Web Sites

Programs

Business strategy & planning

Interactive marketing strategy

Customer research

Web architecture analysis

Media effectiveness

Online measurement planning

Modem Media Service Architecture

Planning

Web Sites

Programs

Functional and creative prototyping and specifications

Creative development

User experience design

Technical architecture design

Information architecture

Database design and development

Presentation layer code development

Modem Media Service Architecture

Planning

Web Sites

Programs

Internet advertising

E-mail

Search

Online promotions

Wireless

Direct mail

Modem Media Service Architecture

Planning

Web Sites

Programs

OPTIMIZE

Drives Long-term Relationships

Ability to deliver creative concepts and quantifiable execution

Differentiating Factors

Industry pioneer – founded in 1987

Track record of “firsts”

Technological expertise combined with creative focus

Results-driven model

Modem Media Growth Opportunities

Renewed industry strength

Increase business with existing customers

Strong pipeline of potential new business

Expand our service offerings and capabilities

Renewed Industry Growth

Consumer adoption of interactive channels continues to grow

Internet Influenced Spending

($ in billions)

160 140 120 100 80 60 40 20 0

2001 2002 2003

78.2 51.9 121.8 78.7 137.6 93.1

Purchased offline after online research

Purchased directly online

Source: The Dieringer Research Group

Renewed Industry Growth

Consumer adoption of broadband rapidly increasing

in Millions

120.0 100.0 80.0 60.0 40.0 20.0 0.0

2000 2001 2002 2003 2004E 2005E 2006E 2007E 2008E 2009E

Total U.S. Households

Internet Access (Dial-up and Broadband)

Broadband Access

Source: Forrester Research, June 2004

Increase Business with Existing Customers

PLAN EXECUTE OPTIMIZE

= since 3/31/04 Interactive Marketing Strategies & Planning Web Site & Application Development On-line Advertising On-line Promo Email Marketing Search Marketing Offline Direct Marketing Data Analysis & Optimization

The Delta Situation

Core Modem Media client with 9 year history

24% of 2003 revenue, 22% of 1H 2004 revenue

Strategic necessity to continue building their online presence and sales

Likely revenue risk of about $1 million per quarter

Receivable risk of $1.5 million to $2.5 million

Our GM Business

Core Modem Media client for past 6 years

18% of 2003 revenue, 12% of 1H 2004 revenue

Shift in spending from corporate to brand level and consolidation among agencies in North America

Modem Media is benefiting in Europe, Digitas has captured share in the U.S.

Modem Media has replaced this business with growth from both new and existing clients

1H 2004 revenues up 17%, ex-GM

New Client Pipeline Remains Strong

Q1: Five wins including BUPA, Spiegel, PricewaterhouseCoopers, Charles Schwab

Q2: Four wins including Cox Communications, Royal Caribbean Cruises, Dolby Laboratories

Q3: Three wins including Wyeth Consumer Healthcare, Alliance & Leicester

Three new clients added in 2004 have the potential to become million dollar-plus relationships

Expand Our Service Offerings and Capabilities

Increased our search and database marketing capabilities, and expanded partnerships

Impending Q4 merger with complementary agency, Digitas

Modem Media – Digitas Transaction

Transaction Terms

Stock-for-stock transaction, .70 exchange ratio

Expected closing Q4 2004

Subject to MMPT and DTAS shareholder approval

No collar, break-up fee $7.9 million

Why?

Reduces client concentration

Minimal client conflicts

Expands analytics and database marketing capabilities

Provides access to and best practices in offline marketing

Deepens online direct response capabilities

Combined Clients

Modem Media

Digitas

Combined

Alliance & Leicester

Allianz

Allstate

American Express

AOL

Applied Biosystems

AT&T

AT&T Wireless

Best Buy

Brunswick Boat Group

BUPA

Celebrity Cruises

Charles Schwab

Cox Communications

D&B

Delta/Song

Dolby Laboratories

FedEx

Gillette

GM

Heineken

HP

IBM

Intercontinental Hotels

KitchenAid

Kraft

Marriott

Michelin

Microsoft

National Office Furniture

OnStar

Pfizer

Philips

PricewaterhouseCoopers

Royal Caribbean Cruises

Saab

Sony

Spiegel

Sprint

The Home Depot

The New York Times

Time Warner Cable

Unilever

Wyeth Consumer Healthcare

The Result

Accelerates Modem Media’s strategy to become a fully-integrated customer and data-driven marketer

Financial Overview

Summary Income Statement

Year Ended 6 Months Ended

December 31st June 30th

($ in millions) 2001 2002 2003 2003 2004

Revenue $96 $68 $60 $30 $31

Gross Profit 43 33 31 15 15

% Margin 44% 49% 51% 52% 47%

Restructuring and other, net (13) (15) 1 - 1

Income (Loss) from Continuing Operations (4) (5) 5 2 3

EBITDA* 12 11 12 6 4

(excluding restructuring and other, net)

% Margin 13% 17% 20% 19% 14%

*Includes $0.4 million in transaction costs

EBITDA Calculation

Year Ended 6 Months Ended

December 31st June 30th

($ in millions) 2001 2002 2003 2003 2004

Operating Income $(10) $(9) $10 $4 $4

Depreciation and amortization 6 5 3 2 1

Amortization of goodwill 3 - - - -

Restructuring and other charges, net 13 15 (1) - (1)

EBITDA $12 $11 $12 $6 $4

Stabilized Revenue and Profitability

Revenue

(Continuing Operations)

in millions)

$25 $20 $15 $10 $5 $0

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3E

2002 2003 2004

18 18 17 15 14 15 14 16 15 16 15-17

Earnings Per Share

(Continuing Operations)

$0.08 $0.07 $0.06 $0.05 $0.04 $0.03 $0.02 $0.01 $0.00

Q1 Q2 Q3 Q4 Q1 Q2 Q3E

2003** 2004

0.03 0.07 0.08* 0.03* 0.03 0.07*** 0.03-0.05***

* Q3 incl. positive restr. adj. of $0.02, and Q4 incl. unfavorable restr. adj. of $(0.01) and CentrPort inv. impairment of $(0.05)

** Full year equals $0.20, quarters do not add due to rounding

***Q2 incl. positive restr. adj. of $0.02 and trans. cost of $(0.01); Q3 excl. trans. costs

2004 Guidance: Revenue $63 – $67 million, EPS $0.18 – $0.24

Solid Balance Sheet – Positioned for Growth

Cash balance of $62 million – $2.19 of cash per share

Essentially no debt

Total stockholders’ equity of $108 million

Deferred tax assets (incl. NOL) of $16.3 million

Cash and Marketable Securities

($ in millions)

$70 $60 $50 $40 $30 $20 $10 $0

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

2001 2002 2003 2004

33 36 41 41 40 49 44 49 45 50 53 56 57 62

Key Considerations

Multiple avenues for growth

Solid profitability

Transaction with Digitas accelerates strategy to become a fully-integrated customer and data-driven marketer